SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For July, 2005

United Utilities PLC

Dawson House,
Great Sankey,
Warrington WA5 3LW
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). N/A

Exhibit index – July 2005

99.1	1 July 2005 – Award of options under performance share plan

99.2	1 July 2005 – Notification of interest in shares from Fidelity International Ltd

99.3	6 July 2005 – Reclassification of A shares into ordinary shares

99.4	7 July 2005 – Directors’ interest in shares following reclassification of A shares into ordinary shares

99.5	12 July 2005 – Notification of interest in shares from Barclays

99.6	12 July 2005 – Notification of interest in shares from JP Morgan Chase

99.7	13 July 2005 – Notification of interest in shares from Barclays

99.8	14 July 2005 – Notification of interest in shares from Fidelity International Ltd

99.9	11 July 2005 – Notification of interest in shares from Legal and General

99.10	14 July 2005 – Notification of interest in shares from Sprucegrove Investment Management Ltd

99.11	15 July 2005 – Notification of interest in shares from UBS AG

99.12	19 July 2005 – Announcement regarding adoption of International Financial Reporting Standards

99.13	20 July 2005 – Directors’ interest in shares held in share incentive plan

99.14	29 July 2005 – Trading statement made at AGM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Dated: 08 August 2005	By: Name: Title:	/s/ Paul Davies Paul Davies Assistant Company Secretary